SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 3

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FOX & HOUND RESTAURANT GROUP

(Name of subject company (Issuer))

F&H FINANCE CORP.

FOX ACQUISITION COMPANY

LEVINE LEICHTMAN CAPITAL PARTNERS III, L.P.

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share	351321104
(Title of classes of securities)	(CUSIP number of common stock)

Lauren B. Leichtman

Levine Leichtman Capital Partners, Inc.

335 North Maple Drive, Suite 240

Beverly Hills, California 90210

(310) 275-5335

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Richard J. Welch, Esq.

Bingham McCutchen LLP

355 S. Grand Ave., Suite 4400

Los Angeles, California 90071

(213) 680-6400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$171,386,456	$18,339
(1)	Estimated for purposes of calculating the filing fee only. The calculation of the filing fee is described on the cover page to Offeror’s Amendment No. 2 to Schedule TO filed on January 18, 2006.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$17,736	Amount Previously Paid:	$603
Form of Registration No.:	Schedule TO	Form of Registration No.:	Schedule TO
Filing Party:	Fox Acquisition Company	Filing Party:	Fox Acquisition Company
Date Filed:	January 6, 2006	Date Filed:	January 18, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on January 20, 2006, amends and supplements the Tender Offer Statement on Schedule TO (the “Initial Statement”) filed with the SEC on January 6, 2006, as amended and supplemented by Amendment No. 1 to the Initial Statement filed with the SEC on January 17, 2006, and Amendment No. 2 to the Initial Statement filed with the SEC on January 18, 2006 (the “Amendments,” together with the Initial Statement, the “Amended Statement”), and relates to the offer by F&H Finance Corp., a Delaware corporation (“Offeror”) and a wholly-owned subsidiary of Fox Acquisition Company, a Delaware corporation (“FAC”), which is a wholly-owned subsidiary of Levine Leichtman Capital Partners III, L.P., a California limited partnership (“LLCP”), to purchase all outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), of Fox & Hound Restaurant Group, a Delaware corporation (the “Company”), for $16.00 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2006 (as amended and supplemented, the “Offer to Purchase”), and the related original (blue) Letter of Transmittal, as amended and supplemented by the Supplement to the Offer to Purchase, dated January 20, 2006 (the “Supplement”), and related revised (yellow) Letter of Transmittal (which, together with the Offer to Purchase and the Supplement, and any amendments or supplements thereto, collectively constitute the “Offer”).

The Offer is made pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of January 17, 2006 (the “Amended Merger Agreement”), among Offeror, FAC and the Company. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Supplement.

Pursuant to the Amended Merger Agreement, Offeror has amended the Offer by offering to purchase all outstanding Shares at an increased price of $16.00 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by the Supplement, which is attached hereto as Exhibit (a)(1)(xi).

The information in the Offer to Purchase, the Supplement and the related revised Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Amended Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 9 and 11.

The information set forth in the Supplement is hereby incorporated by reference in answer to Items 1 through 9 and 11 of this Schedule TO.

Item 12.	Exhibits.

(a	)(1)(xi)	Supplement to the Offer to Purchase, dated January 20, 2006.

(a	)(1)(xii)	Form of Revised Letter of Transmittal.

(a	)(1)(xiii)	Form of Revised Notice of Guaranteed Delivery.

(a	)(1)(xiv)	Form of Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a	)(1)(xv)	Form of Revised Letter to Clients.

(a	)(1)(xvi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

F&H FINANCE CORP.

By:	/s/ STEVEN E. HARTMAN
Name: Title:	Steven E. Hartman President

FOX ACQUISITION COMPANY

By:	/s/ STEVEN E. HARTMAN
Name: Title:	Steven E. Hartman President

LEVINE LEICHTMAN CAPITAL PARTNERS III, L.P.
By: Levine Leichtman Capital Partners, Inc.

By:	/s/ STEVEN E. HARTMAN
Name: Title:	Steven E. Hartman Vice President

Dated January 20, 2006

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(xi)	Supplement to the Offer to Purchase, dated January 20, 2006.

(a)(1)(xii)	Form of Revised Letter of Transmittal.

(a)(1)(xiii)	Form of Revised Notice of Guaranteed Delivery.

(a)(1)(xiv)	Form of Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(xv)	Form of Revised Letter to Clients.

(a)(1)(xvi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.